Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Procter & Gamble Company

Commission File No: 001-00434

The following is a press release issued by Diamond Foods, Inc. on October 24, 2011.

Diamond Foods Extends Successful Convenient Breakfast Introduction with New Item Launches

New Emerald® Breakfast on the go! ™ products launch into $2.2 Billion category

SAN FRANCISCO, CA, October 24, 2011 – Diamond Foods, Inc. (NASDAQ: DMND) today announced that the latest innovation in the convenient breakfast aisle, Emerald® Breakfast on the go!™, will expand with a new Oatmeal Nut Blend sub-line, with the first shipment slated for January 2012. This launch focuses on the consumer oatmeal trend and is designed to bring it into the $2.2 Billion Convenient Breakfast category. The new items, which include Maple & Brown Sugar, Apple & Cinnamon, and Blueberries & Crème, feature unique fruit-infused oatmeal clusters, continuing Emerald’s history of bringing innovation into the categories in which it enters.

The Oatmeal Nut Blends introduction follows the broad success of the Emerald Breakfast on the go!™ launch in January 2011. To date, Breakfast on the go! has reached 77 percent distribution in US Grocery stores and utilized an integrated media campaign to drive both consumer awareness and trial, with the product line achieving record retail sales over the most recent twelve week period.1

“We are very pleased with the continuing strong performance of Emerald Breakfast on the go!™,” said Andrew Burke, Executive Vice President and Chief Marketing Officer for Diamond Foods. “Now, we are ready for the next phase of innovation – our new Oatmeal Nut Blends are another example of our philosophy of energizing categories and brands.”

To support the brand and its new product launches, Emerald will continue its Humanize Your Morning campaign encouraging consumers to try a new mix for breakfast. The integrated effort includes continued media support, in-store marketing and sampling, and a new partnership with the Labels for Education® program to benefit student arts, sports and academics.

The Emerald Breakfast on the go!™ success leverages the continued growth that the Emerald brand has achieved in the snack nut category. In the most recent 12 weeks, Emerald snack nuts grew 33.7 percent, gaining 270 basis points to achieve a 12.3 dollar share of the snack nut category.1

1

[1]	A.C. Nielsen, U.S. Grocery 12 weeks ending October 1, 2011

About Diamond

Diamond Foods is an innovative packaged food company focused on building, acquiring and energizing brands including Kettle Brand® chips, Emerald® snack nuts, Pop Secret® popcorn, and Diamond of California® nuts. The Company’s products are distributed in a wide range of stores where snacks and culinary nuts are sold. Corporate Web Site: www.diamondfoods.com.

Consumer Web Sites: www.diamondnuts.com, www.emeraldnuts.com, www.emeraldbreakfastonthego.com, www.popsecret.com, www.kettlebrand.com, www.kettlefoods.co.uk.

Note regarding forward-looking statements

This release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, including with respect to trends in consumer preferences, prospect for product innovation, growth in distribution of Emerald products including Breakfast on the go, and achievement of retail sales results. Forward-looking statements necessarily depend on assumptions, data or methods that may be incorrect or imprecise and are subject to risks and uncertainties. Actual results could differ materially from projections made in this release. An extensive list of factors that could materially affect our results can be found in Diamond’s periodic filings with the Securities and Exchange Commission (“SEC”). They are available publicly and on request from Diamond’s Investor Relations department.

Additional Information

In connection with the proposed transaction between Diamond and P&G, Diamond has filed a registration statement on Form S-4 with the SEC, but this registration statement has not become effective. Diamond also has filed a definitive proxy statement with the SEC, which was sent to the stockholders of Diamond beginning on September 26, 2011. Investors are urged to read the proxy statement, registration statement and any other relevant documents when they become available because they will contain important information about Diamond, Pringles and the proposed transaction. The proxy statement, registration statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of

2

charge from Diamond upon written request to Diamond Foods, Inc., Investor Relations, 600 Montgomery Street, San Francisco, California 94111 or by calling (415) 445-7444, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Diamond. However, P&G, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Diamond Foods, Inc. may be found in its 2011 Annual Report on Form 10-K filed with the SEC on September 15, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Stockholders filed with the SEC on November 26, 2010. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2011 Annual Report on Form 10-K filed with the SEC on August 10, 2011, and its proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on August 26, 2011.

Contacts:

Investor Contact	Media Contact
Linda Segre	Stephen Sibert
SVP, Corporate Strategy	VP, Corporate Affairs
Diamond Foods	Diamond Foods
415 -445 -7444	415 -445 -7444
lsegre@diamondfoods.com	ssibert@diamondfoods.com

3